FORTIS

Solid partners, flexible solutions

Results first half-year 2002

FORTIS

Solid partners, flexible solutions

Press release

Brussels / Utrecht, 28 August 2002

8% higher net operating profit excluding realized capital gains

First half of 2002:

- **Net operating profit excluding realized capital gains of EUR 1,172 million: an 8% rise on the strongest six-month period ever**
- **Costs in banking down 6%**
- **Allocation to provisions for credit risks limited to 39% of full-year 2001 provisions**
- **Solvency EUR 9.1 billion in excess of legally required minimum**
- **Net operating profit of EUR 1,479 million (EUR 1.14 per share), down 4%**

Its excellent operating performance in the first half of 2002 proves that Fortis has been able to adapt to the changing economic circumstances and benefits from its diverse mix of activities. As a result of the substantial decline of the cost base in banking (-6%), a higher technical result for the insurance business, both in Life and Non-life, and owing to the limited provisions for credit risks, the insurance business and the banking activities registered increases of 13% and 9% respectively in their net operating profit excluding realized capital gains. For Fortis as a whole this rise amounted to 8% relative to the first half
of 2001 – Fortis's strongest six-month period ever.
The unfavourable stock market climate during the first half of 2002 gave rise to lower realized capital gains than in the same period of last year, particularly in the insurance businesses, as a result of which the net operating profit fell, albeit by only 4%. As non-operating elements were also substantially lower, the net profit came to EUR 1,519 million (EUR 1.17 per share), an 18% decline.

Thanks to cautious risk management of the credit portfolio, writedowns on loans did not have a great impact on the result in the first half of 2002. Consequently, at EUR 262 million the allocation to the provision for credit risks in the first half of 2002 is 39% of the provisions made in full-year 2001. The spread of the credit portfolio and the cautious acceptance policy have limited the exposure to non-performing loans of large corporate borrowers.

On 30 June Fortis's investment portfolio was worth EUR 138 billion, of which EUR 13 billion (9%) is invested in equity and EUR 6 billion (4%) in property. The balance, EUR 118 billion, is invested in bonds, of which over 85% consists of loans with an AA or AAA rating (AAA 44%, AA 42%, A 9%, BBB 4%, BB 1%, below BBB 1%). This portfolio contains substantial unrealized capital gains, totalling EUR 1.3 billion based on the 30 June yield curve. On 23 August the unrealized capital gains on the bond portfolio stood at EUR 2.2 billion. Bonds issued by defaulting US companies on the same date amounted to less than USD 70 million, or less than 0.1% of Fortis's total bond portfolio.

Despite the sharp downturn of the equity markets, Fortis's solvency position remains strong. On 30 June 2002 the net core capital amounted to EUR 19.4 billion, exceeding the legally required minimum level of EUR 10.3 billion by EUR 9.1 billion, and EUR 2.9 billion above the floor of EUR 16.5 billion applied internally. On 30 June the market value of the equity investments was higher than their original cost price. Based on share prices of 23 August, these investments would have necessitated a writedown of EUR 0.6 billion after taxation, to be charged to the net operating profit, comparable to the amount of EUR 0.9 billion published on 23 July. The solvency position would nevertheless remain strong, at EUR 8.1 billion above the legally required minimum and EUR 1.9 billion above Fortis's self imposed floor.

The markets currently seem to value Fortis as an insurance company, ignoring the specific nature of the group. We will continue to emphasize the excellent operating performance of the various business units, the mix of activities, which also contributes to an improved risk spread, and the strong solvency position.

Fortis CEO Anton van Rossum comments: "*Fortis has been able to achieve a good operating result even during difficult market conditions and it will continue to do so in the second half of the year. Owing to the numerous efforts made by our organisation in the areas of customer service, cost cutting, and risk management, and thanks to its strong solvency Fortis should benefit fully from an economic recovery.*
Against the background of the unprecedented sharp fluctuations on the equity markets and their possible effect on our net operating profit, it would not be realistic to give a projection for the year as a whole".

Key figures (in EUR million)

	First half 2002	*First half 2001*	*Increase in %*
Fortis			
Net operating profit excluding realized capital gains	1,172	1,090	+8
Net operating profit [1]	1,479	1,538	(4)
Net profit	1,519	1,848	(18)
Net equity	12,701	13,845 [3]	(8)
Return on equity	16.5%	19.7%	
Total assets under management	290,467	316,106 [3]	(8)
Banking			
Net operating profit excluding realized capital gains	710	649	+9
Net operating profit [1]	936	926	+1
Net profit	994	926	+7
Cost/income ratio (%) [4]	59.0	60.9	
FTEs (end of reporting period)	40,609	42,109 [3]	(4)
Tier-1 ratio (in %)	8.7	8.5	
Insurance			
Technical result Life	434	344	+26
Technical result Non-life	286	235	+22
Net operating profit excluding realized capital gains	573	509	+13
Net operating profit [1]	655	680	(4)
Net profit	637	991	(36)
FTEs (end of reporting period)	23,165	23,803 [3]	(3)

Key figures per share (in EUR)

Net operating profit	1.14	1.19	(4)
After full conversion [2]	1.12	1.17	(4)
Net profit	1.17	1.43	(18)
After full conversion [2]	1.15	1.40	(18)
Net equity	9.82	10.70 [3]	(8)

1) The net operating profit equals the net profit including operating capital gains after adjustment for non-operating items.
2) After exercise of warrants and options and after full conversion of convertible bonds.
3) 2001 year-end.
4) Including FB Insurance, excluding leasing

Developments per business

Banking business

The net operating profit excluding realized capital gains in the **banking business** totalled EUR 710 million, a 9% rise relative to the first half of 2001. The rise is attributable to the favourable development of income and strict cost control. The total net operating profit climbed 1% to EUR 936 million. On the income side, net interest income showed a particularly favourable trend (up 5%). Net commission income fell 9% relative to the first half of 2001. During the second quarter net commission income rose 2% relative to the first quarter of this year, despite the difficult market conditions. Due to the sale of TOP Lease in 2002, other income ended up 6% lower than in the first half of 2001. Costs in the banking business decreased 6% relative to the first six months of 2001. The cost/income ratio (including FB Insurance, excluding leasing) has fallen to 59.0 % from 60.9%. The number of FTEs fell sharply, both in the Businesses and in the ancillary departments. Relative to 31 December 2001, the workforce was reduced by 1,500 to 40,609 (down 4%), with which about 75% of the planned staff reductions in 2002 has been achieved.

The integration of the branch network in **Network Banking** in Belgium and the Netherlands remains on course: in the first half of this year the number of branches in Belgium was reduced by 127 to 1,790 relative to 2001 year-end (excluding branches Krediet aan de Nijverheid). In the Netherlands, the number of branches was reduced by 23 to 208. After the start of the campaigns targeted at improving services to the retail segment, extra attention is now also being paid to medium-sized companies. In the whole of **Europe** the advice and service centres for companies launched two years ago are now operating at full capacity. In mid-September they will for the first time organize a "European customer day" on which the companies in the different centres will be introduced to the specialized range of cross-border services provided by Fortis.
The sale of TOP Lease underscores Fortis's aim to limit its leasing activities to financial leasing. At FB Verzekeringen gross premium income fell relative to the first half of 2001. The 50% drop in gross premiums in Life to EUR 788 million is completely attributable to the decline in sales of unit-linked products, which was only partly compensated for by a rise in sales of traditional life insurance.
At EUR 719 million the net operating profit of Network Banking came out 2% higher than in the first half of 2001. The number of FTEs fell by 851 to 21,753 relative to 2001 year-end.

In **Merchant Banking** the decline in activities related to the equity markets was offset by higher income from fixed-income activities and currency transactions. Bond issues also showed a favourable trend. In the light of the market conditions, measures were taken to reduce costs further. The net operating profit in Merchant Banking came to EUR 233 million, compared with EUR 260 million posted in the first six months of 2001. The 10% decline was mainly accounted for by the equity-market related activities, despite the involvement in major Corporate Finance deals such as Moeara Enim. The number of FTEs declined to 2,713 from 2,735 at 2001 year-end.

At **Fortis Investment Management (FIM)** the net operating profit rose to EUR 28 million, from EUR 22 million in the first half of 2001. This rise of no less than 27% was achieved despite adverse market conditions for the asset management sector as a whole. FIM profited from a healthy improvement in the average commission from investment management, plus tight cost control related to a staff reorganisation programme. This restructuring, of which the aim is to realign resources across the company, was started last year.

Assets under management declined by 9% from end December 2001, mainly due to falling markets. As at end June 2002, the company had EUR 72.3 billion assets under management (end December 2001: EUR 79.4 billion) and 605 employees (end December 2001: 688).

In line with its strategy, the six months to end June 2002 saw FIM take advantage of market developments to further strengthen its team of highly capable and experienced staff worldwide. Key hires include heads for Global Fixed Income, European Convertibles and European Equities. In addition, several senior hires have been made to strengthen FIM's expanding global sales force. Offices were established in Vienna and Frankfurt to tap the high growth potential markets of Central and Eastern Europe. Additional representative offices are planned for Madrid and Milan.

Despite the continued economic slowdown in 2002 the net operating profit at **Private Banking** improved considerably to EUR 57 million in the first six months of 2002, from EUR 45 million in the comparable period of 2001. The 27% increase was mainly fuelled by substantial cost savings and as well as strategic initiatives focusing on non-cyclical income. The newly introduced high value-added services in Private Banking, income from Private Banking specific interest products as well as Trust operations continued to provide a stable revenue basis. Falling share prices and the disposal of non-core businesses depressed the value of assets under management on behalf of individuals by 8% to EUR 54.4 billion at the end of June 2002. Mainly owing to restructuring efforts in the Netherlands the number of FTEs decreased to 2,317 in the first semester, from 2,346 at the end of 2001.

In line with its growth strategy Private Banking in early July finalized the acquisition of Intertrust. Integration has started and is anticipated to allow for tapping into a new network of High Net Worth Individuals, further access to non-cyclical income, increased cross-selling of banking and insurance products and cost synergies.

Insurance business

Owing to excellent technical results and a restrained cost trend, the net operating profit excluding realized capital gains of the **insurance business** rose 13% relative to the first half of 2001, reaching EUR 573 million. The total net operating profit amounted to EUR 655 million (down 4%).

The technical result in Life rose 26% relative to the first six months of 2001. In Non-life, the technical result was up 22%. Whereas particularly Accident and Health and Motor achieved higher technical results, the Fire activities generated a lower result. Operating costs in the insurance business rose slightly (up 1%), while the number of FTEs fell to 23,165 from 23,803 (down 3%).

Gross premium income in Life fell 32% to EUR 4,312 million. This decline is due in part to one-off events, such as the loss of premium income due to the divestment of Fortis Financial Group (from the second quarter of 2001) and Fortis Assurances (from the first quarter of 2002) as well as Fortis Bank's pension transfer in the Netherlands in the first quarter of 2001. Excluding these one-off events, the drop in gross premium income came to 19%. Another cause of the decline in premium income is the reduced interest in unit-linked insurance policies. In Non-life, gross premium income grew 12% to EUR 6,324 million (up 4% organically).

During the first half of 2002 the insurance business had to contend with the further sharp decline in the equity markets. As a result, realized capital gains on investments after taxation were sharply lower at EUR 82 million than in the first six months of 2001 (EUR 171 million).

In the **Netherlands** the technical result in Life at **ASR** rose to EUR 148 million. In Non-life the technical result fell 17% to EUR 32 million, mainly due to an increase in the number of large insured loss events at Fire and Motor insurance. At Accident and Health the technical result was up 17%. Because the increase in the technical result was more than offset by sharply lower realized capital gains, ASR's net operating profit fell from EUR 260 million to EUR 195 million. Realized capital gains before taxation fell EUR 110 million. At 5,296 the number of FTEs remained virtually stable compared to 31 December 2001, a substantial reduction in temporary contracts was made.

In Life, ASR's gross premium income fell 23% (to EUR 1,682 million) relative to the first half of 2001, when Fortis Bank's pension transfer in the Netherlands resulted in a once-only single premium of EUR 349 million. Excluding this single premium, premiums were down 8%. Single premium income fell relative to 2001 as a result of premium rate adjustments. In addition, there was a considerable spillover of single premiums from 2000 to 2001.

In Non-life, ASR's gross premium income rose 11% to EUR 1,128 million. Premium income was higher in all lines, especially in Accident and Health. ASR Bank's sales of mortgages through intermediaries rose 30% relative to the first half of 2001. ASR bank has noted a shift from unit-linked mortgages towards more traditional types of mortgages. During the second quarter ASR securitized another part of its mortgage portfolio.

In **Belgium Fortis AG** achieved a higher technical result, particularly in Life. In Non-life, a lower technical result at Fire was offset by a higher technical result a Motor. Due to lower realized capital gains on investments (EUR 14 million after taxation), the net operating profit at Fortis AG remained virtually stable at EUR 139 million. The number of FTEs fell slightly compared to 2001 year-end, by 27 to 3,112.

Gross premium income remained stable at EUR 1,218 million. In Life, gross premium income fell 3% to EUR 775 million. Premiums from individual unit-linked life insurance products registered a particularly strong decline, but on the other hand sales of the new individual guaranteed insurance products were higher and premiums generated by group life insurance contracts rose 13%.

In Non-life growth in premium income outpaced the market. Fortis AG enjoyed an 8% increase in gross premium income to EUR 443 million. Gross premium income was up in all lines, but Motor made a particularly strong contribution (+12%).

In the **United States** the operating result at **Fortis, Inc.** was up 33% at EUR 166 million. This increase is among other things attributable to the ongoing recovery of the results of Assurant Group. Fortis Health, too, continues to perform well, especially in health insurance products for private individuals and small businesses, owing to improved loss ratios. The integration of the dental benefits division acquired from Protective Life last year is on schedule. The number of FTEs at Fortis, Inc. rose slightly to 11,186 relative to the end of 2001.

In the first six months of 2002 Fortis, Inc. realized losses totalling EUR 43 million pre-tax on its investment portfolio. On 30 June Fortis, Inc.'s total bond portfolio was worth EUR 7.6 billion. This represents 23% of the bond investments of the Fortis insurance activities and 16% of the total

investments of the insurance business.

Fortis Insurance International achieved a net operating profit of EUR 42 million. Although results improved in all countries, the total operating result of Fortis Insurance International was EUR 8 million lower than in the first half of 2001, due to the divestment of Fortis Australia and Fortis Assurances in France. Over half of the result of Fortis Insurance International (EUR 23 million) is accounted for by Fortis Insurance Ltd. in the United Kingdom, where Motor saw a particularly strong increase in its technical result. Both CAIFOR and Seguros BILBAO in Spain performed as expected and the activities in Asia also delivered a promising performance. The net operating profit at Fortis Corporate Insurance rose to EUR 11 million from EUR 4 million thanks to improved technical results.

Solvency

Despite steep falls in the world's equity markets, Fortis's solvency remains strong.

On 7 May 2002 Fortis successfully placed EUR 1.25 billion in Floating Rate Equity-linked Subordinated Hybrid (FRESH) capital securities with institutional investors, thus bolstering its already healthy net core capital and preventing any direct dilution.

At 30 June 2002 Fortis's net core capital stood at EUR 19.4 billion, EUR 9.1 billion in excess of the legally required minimum of EUR 10.3 billion and EUR 2.9 billion ahead of Fortis's own floor of EUR 16.5 billion. On that date, the stockmarket value of Fortis's equity investments exceeded their original cost price.
Based on share prices prevailing on 23 August 2002, these same equity investments would have necessitated a writedown of EUR 0.6 billion after tax, to be charged to the net operating profit. Fortis's solvency would nevertheless remain strong: EUR 8.1 billion above the legally required minimum and EUR 1.9 billion ahead of Fortis's own floor.

Fortis solvency (in EUR billion)

	30 June 2002	*23 August 2002*
Net core capital	19.4	18.4
Legally required minimum [1]	10.3	10.3
Buffer above minimum	9.1	8.1
Buffer above minimum	88%	79%
Fortis's floor [2]	16.5	16.5
Buffer above floor	2.9	1.9
Buffer above floor	17%	12%

[1] 4% Tier 1 for banking business and 100% of minimum required solvency for insurance business
[2] 6% Tier 1 for banking business and 175% of minimum required solvency for insurance business

Fortis's net core capital does not include unrealized capital gains on the bond portfolio, goodwill and embedded value elements. In addition, at 30 June 2002 the full dividend paid on 2001 profits was deducted.

Fortis net core capital (in EUR billion)

	30 June 2002
Net equity	12.7
Minority interests (excl. hybrid financing)	0.3
FGBR	2.2
FRESH capital securities	1.3
Other Hybrids [1]	2.9
Total	19.4

1) This concerns subordinated debts that at redemption date may either be reimbursed or kept as debt, but at higher yields in case of the latter.

Consolidated profit and loss account
(in EUR million)

	First halfyear 2002	*First halfyear 2001*	*Percentage change*
Revenues:			
Insurance premiums	8,704.2	9,998.6	(13)
Interest income	12,313.8	12,120.4	2
Commissions and fees	948.7	1,042.7	(9)
Results from financial transactions			
- on behalf of policyholders	(1,666.7)	(1,555.2)	7
- other	789.7	1,079.5	(27)
Other revenues			
- on behalf of policyholders	158.5	187.2	(15)
- other	1,172.4	1,100.3	7
Total revenues	22,420.6	23,973.5	(6)
Interest expense	(8,865.6)	(8,718.0)	2
Total revenues, net of interest expense	**13,555.0**	**15,255.5**	**(11)**
Technical charges insurance	(5,812.3)	(7,325.1)	(21)
Value adjustments	(258.9)	(162.7)	59
Net revenues	7,483.8	7,767.7	(4)
Operating expenses	(5,276.1)	(5,398.4)	(2)
Operating result before taxation	**2,207.7**	**2,369.3**	**(7)**
Taxation	(642.1)	(738.6)	(13)
Operating group profit	1,565.6	1,630.7	(4)
Minority interests	86.3	92.7	(7)
Net operating profit	**1,479.3**	**1,538.0**	**(4)**
Non-operating items:			
- Suez (Insurance)		263.6	
- Fortis Financial Group (Insurance)		46.8	
- Reorganisation provision (Insurance)	(18.0)		
- Reorganisation provision (Banking)	(32.7)		
- Arbed (Banking)	18.1		
- Toplease (Banking)	72.6		
Non-operating items after taxation	40.0	310.4	
Net profit	**1,519.3**	**1,848.4**	**(18)**

Consolidated balance sheet (before appropriation of profit)
(in EUR million)

	30 June 2002	*31 December 2001*
Assets		
Cash	5,223.2	5,094.2
Trading securities	16,453.4	19,447.0
Investments	138,157.2	147,676.3
Loans and advances to credit institutions	101,540.7	63,761.9
Loans and advances to customers	170,823.6	176,833.9
Reinsurers' share of technical provisions	6,275.7	6,890.8
Deferred acquisition costs	2,699.2	2,963.6
Prepayments and accrued income	19,551.3	19,844.9
Investments on behalf of policyholders	19,411.8	23,567.4
Other assets	15,654.7	16,889.9
Total assets	**495,790.8**	**482,969.9**
Liabilities		
Amounts owed to credit institutions	116,489.9	96,337.3
Amounts owed to customers	172,953.5	179,687.2
Debt certificates	49,557.7	50,895.9
Technical provisions	57,955.0	59,533.4
Technical provisions related to investments on behalf of policyholders	19,244.1	23,084.9
Accruals and deferred income	21,243.2	19,772.6
Other liabilities	28,934.3	23,998.3
Convertible notes	1,257.3	1,257.3
Subordinated convertible note *	1,250.0	
Subordinated liabilities *	9,791.2	10,209.1
	478,676.2	464,776.0
Fund for general banking risks *	2,209.0	2,216.7
Minority interests in group equity	2,204.5	2,132.7
Net equity	12,701.1	13,844.5
Group equity *	14,905.6	15,977.2
Total liabilities	**495,790.8**	**482,969.9**
* Risk-bearing capital	28,155.8	28,403.0

Annexes to report on first halfyear figures 2002 of Fortis

Consolidated statement of cash flow
(in EUR million)

	First halfyear 2002	*2001*
Cash flow from operating activities:		
Net profit	1,519.3	2,598.2
Adjustment to reconcile net profit to net cash provided by operating activities:		
- Minority interest	86.3	177.2
- Value adjustments on receivables	258.9	625.8
- Value adjustments on real estate	11.7	9.4
- Depreciation, amortization and accretion	507.0	711.2
- Foreign exchange gains/losses on debt securities	846.1	(473.4)
- Gains realized on sale of investment securities	(423.6)	(558.6)
- Gains realized on sale of real estate	(38.7)	(51.6)
- Unrealized gains/losses on trading portfolio	7.6	(54.0)
- Other	132.5	68.0
Net change in operating assets and liabilities, excluding effects of acquisitions:		
- Trading securities	2,986.1	(6,030.2)
- Deferred acquisition costs	190.9	89.2
- Prepayment and accrued income	382.3	(2,899.0)
- Investments on behalf of policyholders	496.9	(2,922.4)
- Other assets	846.4	(5,854.1)
- Technical provisions	1,846.6	6,052.7
- Accruals and deferred income	1,596.5	3,327.9
- Liabilities related to investments on behalf of policyholders	(35.3)	1,313.6
- Other liabilities	5,136.2)	(6,684.8)
Net cash provided by operating activities	**16,353.7**	**(10,554.9)**
Cash flow from investing activities:		
Purchase of investment securities	(32,414.8)	(79,973.1)
Proceeds from sale/maturities of investment securities	36,872.1	63,709.3
Net increase in loans and advances to credit institutions	(37,838.9)	(911.7)
Net increase in loans and advances to customers	5,242.4	(16,728.8)
Purchase/sale of business, net of cash included	89.5	78.6
Net purchase of tangible fixed assets and intangible assets	(138.5)	(354.4)
Net cash used in investing activities	**(28,188.2)**	**(34,180.1)**
Cash flow from financing activities:		
Change in amounts owed to credit institutions	20,153.9	2,162.6
Change in amounts owed to customers	(6,733.7)	33,935.2
Change in debt certificates	(1,338.2)	7,087.8
Change in convertible notes	1,250.0	
Change in subordinated liabilities	(226.8)	1,924.8
Capital issued by Fortis	1.7	9.8
Dividends paid	(1,193.7)	(1,253.1)
Net cash provided by financing activities	**11,913.2**	**43,867.1**
Net increase (decrease) in cash	78.7	(867.9)
Cash at beginning of the period	5,094.2	6,110.3
Effect of exchange rate changes on cash	50.3	(148.2)
Cash at end of the period	**5,223.2**	**5,094.2**

Key figures per share

	First halfyear 2002	First halfyear 2001
	EUR	EUR
Fortis		
Net operating profit	1.14	1.19
After full conversion [1]	1.12	1.17
Net profit	1.17	1.43
After full conversion [1]	1.15	1.40
Net equity	9.82	10.70 [4]
Average number of shares outstanding	1,293,583,638 [2]	1,292,976,667 [3]
Number of shares outstanding end of period	1,293,627,059 [2]	1,293,565,659 [4]

1) *After exercise of warrants and options and full conversion of convertible bonds.*
2) *Upon economical withdrawal of shares issued under the FRESH-agreement.*
3) *After repurchase of Fortis shares by Fortis (NL).*
4) *Year-end 2001.*

Net equity

Movements in net equity were as follows (in EUR million):

Net equity at 31 December 2001	**13,844.5**
Issue of shares Option plans	1.7
Net profit	1,519.3
Dividend	(1,139.3)
Revaluation of investments	(1,235.7)
Reversal of revaluation on sale of investments	(99.9)
Taxation	71.0
Goodwill	(30.7)
Translations differences	(241.2)
Other changes in net equity	11.4
Net equity at 30 June 2002	**12,701.1**

Solvency

	Floor	*Cap*
Net core capital [1]	19,364.6	19,364.6
Solvency requirement	16,480.8	21,131.7
Solvency surplus / deficit	2,883.8	(1,767.1)
Net core capital as multiple of solvency target	1.17	0.92

1) *Consists of Group equity, Fund for general banking risks and Tier 1 loans.*

Profit and Loss account by sector
(in EUR million)

				First halfyear 2002
	Insurance	*Banking*	*General* [1]	*Total*
Revenues:				
Insurance premiums	8,704.2			8,704.2
Interest income	1,562.0	10,907.4	(155.6)	12,313.8
Commissions and fees		948.7		948.7
Results from financial transactions				
- on behalf of policyholders	(1,666.7)			(1,666.7)
- other	80.9	708.8		789.7
Other revenues				
- on behalf of policyholders	158.5			158.5
- other	774.8	391.3	6.3	1,172.4
Total revenues	9,613.7	12,956.2	(149.3)	22,420.6
Interest expense	(349.4)	(8,627.2)	111.0	(8,865.6)
Total revenues, net of interest expense	**9,264.3**	**4,329.0**	**(38.3)**	**13,555.0**
Technical charges insurance	(5,812.3)			(5,812.3)
Value adjustments		(258.9)		(258.9)
Net revenues	3,452.0	4,070.1	(38.3)	7,483.8
Operating expenses	(2,538.4)	(2,670.0)	(67.7)	(5,276.1)
Operating result before taxation	**913.6**	**1,400.1**	**(106.0)**	**2,207.7**
Taxation	(229.4)	(430.9)	18.2	(642.1)
Operating group profit	684.2	969.2	(87.8)	1,565.6
Minority interests	29.4	33.7	23.2	86.3
Net operating profit	**654.8**	**935.5**	**(111.0)**	**1,479.3**
Non-operating items after taxation	(18.0)	58.0		40.0
Net profit	**636.8**	**993.5**	**(111.0)**	**1,519.3**
Net interest income		2,280.2		

[1] *General covers the income, charges and eliminations which are not attributable to the insurance or banking sector or to a specific region.*

Profit and Loss account by sector
(in EUR million)

	Insurance	Banking	General [1]	*First halfyear 2001* Total
Revenues:				
Insurance premiums	9,998.6			9,998.6
Interest income	1,594.2	10,737.1	(210.9)	12,120.4
Commissions and fees		1,043.8	(1.1)	1,042.7
Results from financial transactions				
- on behalf of policyholders	(1,555.2)			(1,555.2)
- other	232.9	846.6		1,079.5
Other revenues				
- on behalf of policyholders	187.2			187.2
- other	684.5	414.3	1.5	1,100.3
Total revenues	11,142.2	13,041.8	(210.5)	23,973.5
Interest expense	(360.2)	(8,572.7)	214.9	(8,718.0)
Total revenues, net of interest expense	**10,782.0**	**4,469.1**	**4.4**	**15,255.5**
Technical charges insurance	(7,325.1)			(7,325.1)
Value adjustments		(162.7)		(162.7)
Net revenues	3,456.9	4,306.4	4.4	7,767.7
Operating expenses	(2,513.7)	(2,816.4)	(68.3)	(5,398.4)
Operating result before taxation	**943.2**	**1,490.0**	**(63.9)**	**2,369.3**
Taxation	(231.6)	(529.1)	22.1	(738.6)
Operating group profit	711.6	960.9	(41.8)	1,630.7
Minority interests	31.3	35.3	26.1	92.7
Net operating profit	**680.3**	**925.6**	**(67.9)**	**1,538.0**
Non-operating items after taxation	310.4			310.4
Net profit	**990.7**	**925.6**	**(67.9)**	**1,848.4**
Net interest income		2,164.4		

[1] *General covers the income, charges and eliminations which are not attributable to the insurance or banking sector or to a specific region.*

Balance sheet by sector
(in EUR million)

	Insurance	Banking	General [1]	30 June 2002 Total
Assets				
Cash	1,332.1	4,551.6	(660.5)	5,223.2
Trading securities		16,453.4		16,453.4
Investments	47,826.1	90,076.9	254.2	138,157.2
Loans and advances to credit institutions	1,491.5	100,883.5	(834.3)	101,540.7
Loans and advances to customers	16,164.2	158,689.2	(4,029.8)	170,823.6
Reinsurers' share of technical provisions	6,275.7			6,275.7
Deferred acquisition costs	2,699.2			2,699.2
Prepayments and accrued income	1,086.8	18,586.1	(121.6)	19,551.3
Investments on behalf of policyholders	19,411.8			19,411.8
Other assets	5,474.6	10,377.2	(197.1)	15,654.7
Total assets	**101,762.0**	**399,617.9**	**(5,589.1)**	**495,790.8**
Liabilities				
Amounts owed to credit institutions	704.0	119,282.9	(3,497.0)	116,489.9
Amounts owed to customers		175,654.4	(2,700.9)	172,953.5
Debt certificates	5,766.7	40,818.7	2,972.3	49,557.7
Technical provisions	57,955.0			57,955.0
Technical provisions related to investments on behalf of policyholders	19,244.1			19,244.1
Accruals and deferred income	1,193.9	20,149.4	(100.1)	21,243.2
Other liabilities	7,877.8	21,802.6	(746.1)	28,934.3
Convertible notes	1.4		1,255.9	1,257.3
Subordinated convertible note			1,250.0	1,250.0
Subordinated liabilities	2,312.0	9,593.9	(2,114.7)	9,791.2
	95,054.9	387,301.9	(3,680.6)	478,676.2
Fund for general banking risks		2,209.0		2,209.0
Minority interests in group equity	690.0	962.3	552.2	2,204.5
Net equity	6,017.1	9,144.7	(2,460.7)	12,701.1
Group equity	6,707.1	10,107.0	(1,908.5)	14,905.6
Total liabilities	**101,762.0**	**399,617.9**	**(5,589.1)**	**495,790.8**

[1] *General covers the balance sheet items and eliminations which are not attributable to the insurance or banking sector or to a specific region.*

Balance sheet by sector

(in EUR million)

	Insurance	Banking	General [1]	31 December 2001 Total
Assets				
Cash	1,154.1	4,555.2	(615.1)	5,094.2
Trading securities		19,447.0		19,447.0
Investments	50,487.3	96,866.9	322.1	147,676.3
Loans and advances to credit institutions	1,971.2	62,459.9	(669.2)	63,761.9
Loans and advances to customers	16,121.2	164,089.8	(3,377.1)	176,833.9
Reinsurers' share of technical provisions	6,890.8			6,890.8
Deferred acquisition costs	2,963.6			2,963.6
Prepayments and accrued income	1,318.2	18,652.4	(125.7)	19,844.9
Investments on behalf of policyholders	23,567.4			23,567.4
Other assets	5,463.0	11,922.9	(496.0)	16,889.9
Total assets	**109,936.8**	**377,994.1**	**(4,961.0)**	**482,969.9**
Liabilities				
Amounts owed to credit institutions	378.3	98,273.7	(2,314.7)	96,337.3
Amounts owed to customers		181,324.8	(1,637.6)	179,687.2
Debt certificates	4,601.4	42,415.9	3,878.6	50,895.9
Technical provisions	59,533.4			59,533.4
Technical provisions related to investments on behalf of policyholders	23,084.9			23,084.9
Accruals and deferred income	1,496.9	18,303.8	(28.1)	19,772.6
Other liabilities	10,584.5	15,767.9	(2,354.1)	23,998.3
Convertible notes	1.4		1,255.9	1,257.3
Subordinated liabilities	2,475.6	9,985.6	(2,252.1)	10,209.1
	102,156.4	366,071.7	(3,452.1)	464,776.0
Fund for general banking risks		2,216.7		2,216.7
Minority interests in group equity	694.5	798.6	639.6	2,132.7
Net equity	7,085.9	8,907.1	(2,148.5)	13,844.5
Group equity	7,780.4	9,705.7	(1,508.9)	15,977.2
Total liabilities	**109,936.8**	**377,994.1**	**(4,961.0)**	**482,969.9**

[1] *General covers the balance sheet items and eliminations which are not attributable to the insurance or banking sector or to a specific region.*

Annexes to report on first halfyear figures 2002 of Fortis

Assets under management by origin
(in EUR million)

		30 June 2002		*31 December 2001*		*Percentage change*
Investments insurance	47,826.1		50,487.3		(5)	
Investments banking	90,076.9		96,866.9		(7)	
Total investments for own account [1]		138,157.2		147,676.3		(6)
Investments on behalf of policyholders		19,411.8		23,567.4		(18)
Funds under management		132,897.6		144,862.7		(8)
Total assets under management		**290,466.6**		**316,106.4**		**(8)**

[1] *This amount also includes the investments which cannot be attributed either to insurance or to banking.*

Funds under management by type of investment
(in EUR million)

30 June 2002

	Shares	*Land and buildings*	*Debt securities*	*Total*
Private Banking	23,804.0		30,624.0	54,428.0
Asset Management	32,358.4	651.5	39,308.4	72,318.3
Other	7,614.6	26.0	15,695.7	23,336.3
Subtotaal	63,777.0	677.5	85,628.1	150,082.6
Eliminations	(7,695.0)		(9,490.0)	(17,185.0)
Total funds under management	**56,082.0**	**677.5**	**76,138.1**	**132,897.6**

Roll-forward funds under management for the first halfyear 2002
(in EUR million)

	Private Banking	*Asset Management*	*Other*	*Eliminations*	*Total*
Closing balance at 31 December 2001	59,301.0	79,432.0	22,333.7	(16,204.0)	144,862.7
Net new means	(945.0)	(494.3)	1,400.3	(1,692.0)	(1,731.0)
Capital gains/losses	(3,928.0)	(6,619.4)	(397.7)	711.0	(10,234.1)
Closing balance at 30 June 2002	**54,428.0**	**72,318.3**	**23,336.3**	**(17,185.0)**	**132,897.6**

Summary of consolidated figures Insurance

(in EUR million)

	First halfyear 2002	First halfyear 2001
AMEV Stad Rotterdam Verzekeringsgroep		
Total revenues, net of interest expense	2,279.7	3,274.0
Operating result before taxation	284.8	368.4
Net operating profit	194.8	259.6
Total assets	40,112.1	41,654.0 [2)]
Fortis AG		
Total revenues, net of interest expense	1,466.2	1,540.0
Operating result before taxation	177.6	170.1
Net operating profit	139.3	139.6
Total assets	15,944.1	15,940.0 [2)]
FB Insurance		
Total revenues, net of interest expense	646.3	1,727.0
Operating result before taxation	135.7	141.0
Net operating profit	101.4	101.7
Total assets	15,244.2	16,349.6 [2)]
Fortis Insurance International		
Total revenues, net of interest expense	1,250.0	1,584.1
Operating result before taxation	77.5	75.7
Net operating profit	53.6	54.4
Total assets	8,934.8	10,542.9 [2)]
Fortis, Inc.		
Total revenues, net of interest expense	3,622.1	2,656.9
Operating result before taxation	238.0	188.0
Net operating profit	165.7	125.0
Total assets	21,822.4	25,736.3 [2)]
Insurance		
Total revenues, net of interest expense	9,264.3	10,782.0
Operating result before taxation	913.6	943.2
Net operating profit	654.8	680.3
Total assets [1)]	101,762.0	109,936.8 [2)]

1) Including eliminations.
2) Year-end 2001.

Profit and loss account insurance
(in EUR million)

	Life	Non-life	First halfyear 2002 Total
Revenues:			
Insurance premiums	4,257.6	4,446.6	8,704.2
Interest income	1,182.1	379.9	1,562.0
Results from financial transactions			
- on behalf of policyholders	(1,666.7)		(1,666.7)
- other	85.2	(4.3)	80.9
Other revenues			
- on behalf of policyholders	158.5		158.5
- other	486.1	288.7	774.8
Total revenues	4,502.8	5,110.9	9,613.7
Interest expense	(290.3)	(59.1)	(349.4)
Total revenues, net of interest expense	**4,212.5**	**5,051.8**	**9,264.3**
Technical charges insurance	(2,985.1)	(2,827.2)	(5,812.3)
Net revenues	1,227.4	2,224.6	3,452.0
Operating expenses	(662.5)	(1,875.9)	(2,538.4)
Operating result before taxation	**564.9**	**348.7**	**913.6**
Taxation	(127.8)	(101.6)	(229.4)
Operating group profit	437.1	247.1	684.2
Minority interests	28.5	0.9	29.4
Net operating profit	**408.6**	**246.2**	**654.8**
Non-operating items after taxation	(6.0)	(12.0)	(18.0)
Net profit	**402.6**	**234.2**	**636.8**
Technical result:			
- Life	434.1		
- Accident & Health		146.7	
- Motor		52.0	
- Fire		9.2	
- Other		78.4	
Total technical result	**434.1**	**286.3**	
Realized and unrealized capital gains	87.8	(3.5)	
Exceptional income and charges	0.1	(0.0)	
Other	42.9	65.9	
Operating result before taxation	**564.9**	**348.7**	

Profit and loss account insurance
(in EUR million)

			First halfyear 2001
	Life	Non-life	Total
Revenues:			
Insurance premiums	6,006.2	3,992.4	9,998.6
Interest income	1,295.5	298.7	1,594.2
Results from financial transactions			
- on behalf of policyholders	(1,555.2)		(1,555.2)
- other	213.3	19.6	232.9
Other revenues			
- on behalf of policyholders	187.2		187.2
- other	462.9	221.6	684.5
Total revenues	6,609.9	4,532.3	11,142.2
Interest expense	(284.7)	(75.5)	(360.2)
Total revenues, net of interest expense	**6,325.2**	**4,456.8**	**10,782.0**
Technical charges insurance	(4,768.2)	(2,556.9)	(7,325.1)
Net revenues	1,557.0	1,899.9	3,456.9
Operating expenses	(910.4)	(1,603.3)	(2,513.7)
Operating result before taxation	**646.6**	**296.6**	**943.2**
Taxation	(146.4)	(85.2)	(231.6)
Operating group profit	500.2	211.4	711.6
Minority interests	31.0	0.3	31.3
Net operating profit	**469.2**	**211.1**	**680.3**
Non operating items after taxation	253.3	57.1	310.4
Net profit	**722.5**	**268.2**	**990.7**
Technical result:			
- Life	344.3		
- Accident & Health		103.7	
- Motor		29.7	
- Fire		23.3	
- Other		78.7	
Total technical result	**344.3**	**235.4**	
Realized and unrealized capital gains	207.3	19.6	
Exceptional income and charges	(2.6)	(2.3)	
Other	97.6	43.9	
Operating result before taxation	**646.6**	**296.6**	

Specification of net premiums earned
(in EUR million)

	Life	*Non-life*				*Total*
		Accident & Health	*Motor*	*Fire*	*Other*	
First halfyear 2002						
Gross premiums	4,311.8	2,517.4	815.2	503.5	2,487.8	10,635.7
Ceded reinsurance premiums	(54.2)	(322.9)	(9.3)	(87.5)	(1,075.7)	(1,549.6)
Net change in provisions for unearned premiums		(142.0)	(84.9)	(47.9)	(107.1)	(381.9)
Total net premiums earned	**4,257.6**	**2,052.5**	**721.0**	**368.1**	**1,305.0**	**8,704.2**
First halfyear 2001						
Gross premiums	6,353.9	2,277.9	783.7	449.3	2,134.2	11,999.0
Ceded reinsurance premiums	(347.7)	(302.0)	(28.4)	(77.4)	(930.2)	(1,685.7)
Net change in provisions for unearned premiums		(139.5)	(78.7)	(32.4)	(64.1)	(314.7)
Total net premiums earned	**6,006.2**	**1,836.4**	**676.6**	**339.5**	**1,139.9**	**9,998.6**

Net premiums earned by line of business, by region
(in EUR million)

	Life	*Non-life*				*Total*
		Accident & Health	*Motor*	*Fire*	*Other*	
First halfyear 2002						
Belgium	1,557.9	141.3	149.2	141.5	64.6	2,054.5
The Netherlands	1,653.7	310.1	241.2	137.1	152.3	2,494.4
Luxembourg	200.5	0.2		2.8	1.5	205.0
Total Benelux	3,412.1	451.6	390.4	281.4	218.4	4,753.9
United States	479.8	1,572.3			1,058.0	3,110.1
Rest of the world	365.7	28.6	330.6	86.7	28.6	840.2
Total	**4,257.6**	**2,052.5**	**721.0**	**368.1**	**1,305.0**	**8,704.2**
First halfyear 2001						
Belgium	2,257.5	133.7	138.7	131.7	52.4	2,714.0
The Netherlands	2,137.0	278.5	228.7	127.4	115.7	2,887.3
Luxembourg	289.8	0.2		3.4	2.0	295.4
Total Benelux	4,684.3	412.4	367.4	262.5	170.1	5,896.7
United States	642.9	1,396.0			922.1	2,961.0
Rest of the world	679.0	28.0	309.2	77.0	47.7	1,140.9
Total	**6,006.2**	**1,836.4**	**676.6**	**339.5**	**1,139.9**	**9,998.6**

Specification of life insurance premiums
(in EUR million)

	First halfyear 2002	*First halfyear 2001*	*Percentage change*
Individual premiums	3,342.1	4,853.9	(31)
Premiums under group contracts	969.7	1,500.0	(35)
Gross premiums	**4,311.8**	**6,353.9**	**(32)**
Periodic premiums	1,989.5	2,027.1	(2)
Single premiums	2,322.3	4,326.8	(46)
Gross premiums	**4,311.8**	**6,353.9**	**(32)**
Premiums from:			
- Non-bonus contracts	1,157.5	1,236.0	(6)
- Bonus contracts	1,905.4	2,647.3	(28)
- Contracts where the policyholders bear the investment risk	1,248.9	2,470.6	(49)
Gross premiums	**4,311.8**	**6,353.9**	**(32)**
Individual contracts:			
- Periodic premiums	960.1	943.8	2
- Single premiums	1,346.3	1,593.7	(16)
Premiums group contracts	756.5	1,345.8	(44)
Investment-linked premiums	1,248.9	2,470.6	(49)
Gross premiums	**4,311.8**	**6,353.9**	**(32)**

Key figures insurance by quarter
(in EUR million)

	2002		*2001*		
	second quarter	*first quarter*	*fourth quarter*	*third quarter*	*second quarter*
Premiums earned Life	1,877.6	2,380.0	2,186.6	2,005.0	2,290.2
Premiums earned Non-life	2,203.5	2,243.1	1,952.9	2,019.3	1,895.0
Operating expenses	(1,290.9)	(1,247.5)	(1,214.6)	(1,233.4)	(1,255.5)
Operating result before taxation	484.1	429.5	275.7	448.2	531.4
Taxation	(117.1)	(112.3)	(49.7)	(114.7)	(121.4)
Net operating profit	**353.2**	**301.6**	**210.3**	**318.8**	**393.7**
Non operating items after taxation	(18.0)		(68.4)	126.0	277.6
Net profit	**335.2**	**301.6**	**141.9**	**444.8**	**671.3**

Specification of commissions and fees banking
(in EUR million)

		First halfyear 2002		*First halfyear 2001*		*Percentage change*
Issuance	46.4		61.9		(25)	
Securities transactions	274.1		307.2 *)		(11)	
Insurance	68.9		85.0		(19)	
Asset management	376.6		370.6 *)		2	
Payment services	173.8		165.9		5	
Miscellaneous	273.4		326.8		(16)	
Total commission income		1,213.2		1,317.4		(8)
Commission paid		(264.5)		(273.6) *)		(3)
Net commission income		**948.7**		**1,043.8**		**(9)**

*) Reclassification

Specification of result from financial transactions banking
(in EUR million)

	First halfyear 2002	*First halfyear 2001*	*Percentage change*
Trading	327.4	389.1	(16)
Venture capital	(4.8)	5.8	*
Realized capital gains and losses	386.2	451.7	(15)
Total	**708.8**	**846.6**	**(16)**

Specification of other revenues banking
(in EUR million)

	First halfyear 2002	*First halfyear 2001*	*Percentage change*
Dividends from equity securities	19.8	29.3	(33)
Rental income land & buildings	69.9	69.7	0
Revenues from participating interests	33.6	20.0	68
Income from leasing activities	204.4	201.2	2
Other revenues	63.6	94.1	(32)
Total	**391.3**	**414.3**	**(6)**

Specification of operating expenses banking
(in EUR million)

	First halfyear 2002	*First halfyear 2001*	*Percentage change*
Staff costs	1,485.3	1,475.3	1
Depreciation and amortization	126.7	141.8	(11)
Other costs	888.5	1,043.6	(15)
	2,500.5	2,660.7	(6)
Cost of assets held for lease	154.2	155.7	(1)
Value (re)adjustments land and buildings	15.3		*
Total operating expenses	**2,670.0**	**2,816.4**	**(5)**

Selected balance sheet figures banking
(in EUR million)

		30 June 2002		*31 December 2001*
Balance sheet total		399,617.9		377,994.1
Risk-bearing capital		21,909.9		21,908.0
Risk-weighted assets		153,507.7		152,606.5
Tier 1 ratio (in %)		8.7		8.5
Total capital ratio (in %)		13.5		13.5
Loans and advances to customers:				
• public sector		4,667.6		5,965.3
• private sector				
* commercial		90,964.4		94,063.2
* retail				
- mortgages	43,239.1		40,816.3	
- other	19,818.1		23,245.0	
		63,057.2		64,061.3
Total loans and advances to customers		**158,689.2**		**164,089.8**
Amounts owed to customers:				
• savings deposits				
* repayable on demand	41,835.7		40,768.4	
* with agreed maturity dates or periods of notice	49,389.9		54,471.4	
		91,225.6		95,239.8
• other debts				
* repayable on demand	53,484.7		53,428.7	
* with agreed maturity dates or periods of notice	30,944.1		32,656.3	
		84,428.8		86,085.0
Total amounts owed to customers		**175,654.4**		**181,324.8**

Key figures banking by quarter
(in EUR million)

	2002		2001		
	second quarter	*first quarter*	*fourth quarter*	*third quarter*	*second quarter*
Net interest income	1,136.8	1,143.4	1,141.7	1,097.9	1,083.6
Commissions and fees	478.8	469.9	422.4	512.2	522.9
Results from financial transactions	240.1	468.7	(67.3)	223.2	320.6
Other revenues	186.3	205.0	309.3	173.7	227.6
Total revenues. net of interest expense	**2,042.0**	**2,287.0**	**1,806.1**	**2,007.0**	**2,154.7**
Value adjustments	(216.1)	(42.8)	(369.7)	(93.4)	(70.0)
Staff costs	(738.0)	(747.3)	(734.7)	(784.9)	(743.0)
Other operating expenses	(498.7)	(531.8)	(550.2)	(583.8)	(621.4)
Cost of assets held for lease	(61.5)	(92.7)	(102.3)	(85.6)	(83.8)
Operating result before taxation	**527.7**	**872.4**	**49.2**	**459.3**	**636.5**
Taxation	(161.7)	(269.2)	25.8	(189.7)	(214.5)
Minority interests	16.8	16.9	15.3	16.5	17.8
Net operating profit	**349.2**	**586.3**	**59.7**	**253.1**	**404.2**
Non-operating items after taxation	39.3	18.7	(34.2)		
Net profit	**388.5**	**605.0**	**25.5**	**253.1**	**404.2**

REVIEW REPORT

Introduction

We have reviewed the half-year results as of 30 June 2002 of Fortis. These interim results are the responsibility of the management of Fortis. Our responsibility is to issue a report on these interim results based on our review.

Scope

We conducted our review in accordance with generally accepted standards for review engagements. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and therefore provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the half-year results as of 30 June 2002 for them to be in conformity with generally accepted accounting principles for interim information.

Utrecht, 28 August 2002

KPMG Accountants N.V.

Brussels, 28 August 2002

PricewaterhouseCoopers
Réviseurs d'Entreprises S.C.C.R.L.
represented by
Ph. Barbier and D. van Woensel

Fortis
Rue Royale 20
1000 Brussels
Belgium
Telephone 32 (0)2 510 52 11
Fax 32 (0)2 510 56 26

Archimedeslaan 6
3584 BA Utrecht
The Netherlands
Telephone 31 (0)30 257 65 76
Fax 31 (0)30 257 78 35

Internet address : www.fortis.com
E-mail address : info@fortis.com